CUSIP No. 705324 10 1                                          Page 1 of 9 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )[FN1]

                          Pediatrix Medical Group, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   705324 10 1
       -----------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                  Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan Rather               New York, New York  10111
Tel. (212) 893-9500                            Tel. (212) 841-5700

       -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 15, 2001
       -----------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------

     [FN1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 705324 10 1                                          Page 2 of 9 Pages



1)   Name of Reporting Person                      Welsh, Carson, Ander-
      and I.R.S. Identification                      son & Stowe VII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
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2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
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3)   SEC Use Only

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4)    Source of Funds                                OO

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5)    Check if Disclosure of
      Legal Proceedings Is                     Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
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6)    Citizenship or Place
      of Organization                                Delaware
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Number of                            7)  Sole Voting     3,073,888 shares of
Shares Beneficially                      Power           Common Stock
Owned by Each
Reporting Person
                                     ----------------------------------------
                                     8)  Shared Voting
                                          Power                  -0-

                                     ----------------------------------------
                                     9)  Sole Disposi-   3,073,888  shares of
                                          tive Power     Common Stock
                                     ----------------------------------------
                                     10) Shared Dis-
                                          positive Power         -0-
                                     ----------------------------------------
11)  Aggregate Amount Beneficially                       3,073,888 shares of
      Owned by Each Reporting Person                     Common Stock
-----------------------------------------------------------------------------
12)  Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
-----------------------------------------------------------------------------
13)   Percent of Class
      Represented by                                19.2%
      Amount in Row (11)
-----------------------------------------------------------------------------
14)   Type of Reporting
      Person                                                     PN



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CUSIP No. 705324 10 1                                          Page 3 of 9 Pages


1)    Name of Reporting Person                  WCAS Healthcare
        and I.R.S. Identification               Partners, L.P.
      No. of Above Person, if
      an Entity (Voluntary)
-----------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
-----------------------------------------------------------------
3)    SEC Use Only

-----------------------------------------------------------------
4)    Source of Funds                                       OO

-----------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                     Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
-----------------------------------------------------------------
6)    Citizenship or Place
      of Organization                              Delaware
-----------------------------------------------------------------
Number of                            7)  Sole Voting     55,723 shares of
Shares Beneficially                      Power           Common Stock
Owned by Each
Reporting Person
                                     ----------------------------------------
                                     8)  Shared Voting
                                         Power                -0-
                                     ----------------------------------------

                                     9)  Sole Disposi-   55,723 shares of
                                         tive Power      Common Stock
                                     ----------------------------------------
                                     10) Shared Dis-
                                         positive Power       -0-
                                     ----------------------------------------
11)  Aggregate Amount Beneficially                       55,723 shares of
         Owned by Each Reporting Person                  Common Stock
-----------------------------------------------------------------------------
12)  Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
-----------------------------------------------------------------------------
13)      Percent of Class
         Represented by                         0.4%
         Amount in Row (11)
-----------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                        PN


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CUSIP No. 705324 10 1                                          Page 4 of 9 Pages



                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

                This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Pediatrix Medical Group, Inc., a Florida corporation ("Pediatrix" or the "Issuer"). The principal executive offices of the Issuer are located at 1301 Concord Terrace, Sunrise, Florida 33323.

Item 2.  Identity and Background.
         -----------------------

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), and WCAS Healthcare Partners, L.P., a Delaware limited partnership ("WCAS HP"). WCAS VII and WCAS HP are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          WCAS VII
          --------

          (b)-(c) WCAS VII is a Delaware limited partnership. The principal business of WCAS VII is that of a private investment partnership. The sole general partner of WCAS VII is WCAS VII Partners, L.P., a Delaware limited partnership ("VII Partners"). The principal business of VII Partners is that of acting as the general partner of WCAS VII. The principal business and principal office address of WCAS VII, VII Partners and the general partners of VII Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VII Partners are citizens of the United States, and their respective principal occupations with respect to WCAS VII are set forth below.

          WCAS HP
          -------

          (b)-(c) WCAS HP is a Delaware limited partnership. The principal business of WCAS HIP is that of a private investment partnership. The sole general partner of WCAS HP is WCAS HP Partners, a Delaware general partnership ("HP Partners"). The principal business of HP Partners is that of acting as the general partner of WCAS HP. The principal business and principal office address of WCAS HP, HP Partners and the general partners of HP Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of HP Partners are citizens of the United States, and their respective principal occupations with respect to WCAS HP are set forth below.

Name                                        Occupation
----                                        ----------

Patrick J. Welsh                   General Partner, VII Partners and HP Partners



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CUSIP No. 705324 10 1                                          Page 5 of 9 Pages

Russell L. Carson                  General Partner, VII Partners and HP Partners

Bruce K. Anderson                  General Partner, VII Partners

Thomas E. McInerney                General Partner, VII Partners

Robert A. Minicucci                General Partner, VII Partners

Anthony J. deNicola                General Partner, VII Partners

Paul B. Queally                    General Partner, VII Partners

Lawrence B. Sorrel                 General Partner, VII Partners

Jonathan Rather                    General Partner, VII Partners

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

          This statement relates to the acquisition by the Reporting Persons of an aggregate 3,129,611 shares of Common Stock pursuant to the terms of an Agreement and Plan of Merger entered into on February 14, 2001 among the Issuer, Infant Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer ("Sub"), and Magella Healthcare Corporation, a Delaware corporation ("Magella") (the "Merger Agreement"). The Merger Agreement is incorporated herein as Exhibit B hereto by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K dated February 14, 2001, as filed with the Securities and Exchange Commission (the "Commission") on February 15, 2001 (the "Form 8-K"), and any description thereof is qualified in its entirety by reference thereto. Effective May 15, 2001, as provided in the Merger Agreement, Sub merged with and into Magella, upon which the separate existence of Sub ceased, leaving Magella to continue as the surviving corporation and a wholly-owned subsidiary of the Issuer (the "Merger"). As a result of the Merger, holders of outstanding shares of Magella common stock received one-thirteenth of a share of the Issuer's Common Stock for each share of Magella common stock that they held, and holders of outstanding shares of other classes or series of Magella stock received one-thirteenth of a share of the Issuer's Common Stock for each share of Magella common stock into which the shares of other Magella stock that they held were convertible immediately prior to the effectiveness of the Merger. The Reporting Persons and certain of the general partners of their respective general partners were shareholders



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CUSIP No. 705324 10 1                                          Page 6 of 9 Pages

of Magella, and acquired Common Stock in accordance with the terms of the Merger. The Common Stock issued in the Merger was registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 filed with the Commission by the Issuer on March 16, 2001 and amended by Amendment No. 1 thereto filed with the Commission by the Issuer on April 6, 2001.

Item 4.  Purpose of Transaction.
         ----------------------

          The purpose of the transaction described in Item 3 above was to effect the acquisition of Magella by the Issuer.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of approximately 16,000,000 shares of Common Stock outstanding after the completion of the
Merger:

                  (a)

                  WCAS VII and VII Partners
                  -------------------------

          WCAS VII owns 3,073,888 shares of Common Stock, or approximately 19.2% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

                  WCAS HP and HP Partners
                  -----------------------

          WCAS HP owns 55,723 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding. HP Partners, as the general partner of WCAS HP, may be deemed to beneficially own the securities owned by WCAS HP.

                  General Partners of VII Partners and HP Partners
                  ------------------------------------------------

          (i) Patrick J. Welsh owns 23,892 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (ii)Russell L. Carson owns 23,892 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 23,892 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 18,949 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 8,238 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 2,471 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.




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CUSIP No. 705324 10 1                                          Page 7 of 9 Pages

          (vii) Paul B. Queally owns 4,943 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel owns no shares of Common Stock.

          (ix) Jonathan M. Rather owns no shares of Common Stock.

          (b) The general partners of VII Partners and HP Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VII and WCAS HP, respectively. Each of the general partners of VII Partners and HP Partners disclaims beneficial ownership of shares of Common Stock other than those he owns directly or by virtue of his or her indirect pro rata interest, as a general partner of VII Partners and/or HP Partners, as the case may be, in the securities owned by WCAS VII and/or WCAS HP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VII or WCAS HP.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          As a condition to the Merger Agreement, the Reporting Persons and certain of the general partners of their respective general partners (collectively, the "WCAS Parties") entered into a Standstill and Registration Rights Agreement with the Issuer (the "Standstill and Registration Rights Agreement") pursuant to which they agreed, among other things, not to dispose of any Common Stock or other voting securities of the Issuer for ninety days beginning on the closing date of the Merger, and beginning immediately after such period until the later of the first anniversary of the closing and the termination of the shelf registration contemplated by the Standstill and Registration Rights Agreement not to dispose of more than a limited number of shares, as described in the Standstill and Registration Rights Agreement. Also pursuant to the Standstill and Registration Rights Agreement the Issuer has agreed to grant certain registration rights with respect to certain securities held by the parties thereto. The Form of Standstill and Registration Rights Agreement is Exhibit B to the Merger Agreement, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

          Exhibit A - Group Agreement (Appears at Page 9)

          Exhibit B - Merger Agreement (Incorporated by Reference to Exhibit 2.1 to the Form 8-K)


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CUSIP No. 705324 10 1                                          Page 8 of 9 Pages





                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                    By:  WCAS VII Partners, L.P.,
                                            General Partner


                                    By: /s/ Jonathan Rather
                                       --------------------------
                                            General Partner


                                    WCAS HEALTHCARE PARTNERS, L.P.
                                    By:  WCAS HP Partners, General Partner


                                    By: /s/ Jonathan Rather
                                       --------------------------
                                            Attorney-in-Fact

Dated: May 17, 2001






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CUSIP No. 641881107                                            Page 9 of 9 Pages
                                    EXHIBIT A

                                  AGREEMENT OF
                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.,
                       AND WCAS HEALTHCARE PARTNERS, L.P.
                            PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                    WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                    By:  WCAS VII Partners, L.P.,
                                            General Partner


                                    By: /s/ Jonathan Rather
                                       --------------------------
                                            General Partner


                                    WCAS HEALTHCARE PARTNERS, L.P.
                                    By:  WCAS HP Partners, General Partner


                                    By: /s/ Jonathan Rather
                                       --------------------------
                                            Attorney-in-Fact

Dated: May 17, 2001